

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Mr. Steve Weinberger
Chief Financial Officer
Inventure Foods, Inc.
5415 East High Street, Suite 350
Phoenix, Arizona 85054

      Re: Inventure Foods, Inc.
               Form 10-K for Fiscal Year Ended December 26, 2009
               Filed March 26, 2010
               File No. 1-14556

Dear Mr. Weinberger:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Mark Shannon
                    Branch Chief